Exhibit 21

Subsidiaries

The following is a list of subsidiaries of HG Holdings, Inc. as of December 31, 2021:

State or Country Organized	State or Country Organized

National Consumer Title Insurance Company	Florida
HG Managing Agency, LLC	North Carolina
National Consumer Title Group, LLC	Florida
Title Agency Ventures, LLC	Florida
Omega National Title Agency, LLC	Florida